Taomee Holdings Limited

16/F, Building No. A-2, No. 1528 Gumei Road, Xuhui District

Shanghai 200233, People’s Republic of China

December 23, 2013

VIA EDGAR

Stephen Krikorian, Accounting Branch Chief

Laura Veator, Staff Accountant

Katherine Wray, Staff Attorney

Maryse Mills-Apenteng, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Taomee Holdings Limited (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2012
Filed April 17, 2013
File No. 001-35190

Dear Mr. Krikorian,

The Company has received the letter dated December 17, 2013 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the year ended December 31, 2012 (the “2012 20-F”).  The Company is in the process of gathering the information to respond and coordinating with its counsels and auditors to provide input in order to address the Staff’s comments.  However, due to the upcoming Christmas and New Year holiday period that will last until January 5, 2014, the Company respectfully requests an extension to the deadline for responding to the Staff’s comments so it would have sufficient time after the holiday period to finalize its responses to the Staff’s comments.  The Company will file its responses via EDGAR as soon as possible and in any event no later than January 10, 2014.

If you have any additional questions or comments regarding the 2012 20-F, please kindly contact the Company’s U.S. counsel, Karen Yan of Latham & Watkins LLP, at +86 21 6101 6018 or karen.yan@lw.com.  Thank you very much.

Very truly yours,

By:	/s/ Paul Keung
Name: Paul Keung
Title: Chief Financial Officer

cc:        Benson Haibing Wang, Chief Executive Officer

Karen M. Yan, Partner, Latham & Watkins LLP, Shanghai

Charlotte Y. Lu, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP